ATACAMA
MINERALS CORP.

Atacama Minerals Corporation
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.atacama.com

RECEIVED
2007 MAR -5 A 11:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 20, 2007

FILE NO: 82-3496

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

07021512

SUPPL

Dear Sirs:

Re: Press Release dated February 20, 2007

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

ATACAMA MINERALS CORP.

S Shane

Sophia Shane,
Corporate Development

Enc.

cc: Moody's Investors Services

dlw 3/6

PROCESSED

B

MAR 07 2007

THOMSON
FINANCIAL

ATACAMA MINERALS CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.atacama.com

NEWS RELEASE

ATACAMA REPORTS 20% INCREASE IN ORE RESERVES

February 20, 2007 (AAM – TSXV) ... Atacama Minerals Corp. ("Atacama" or the "Company") is pleased to announce that as a result of the on-going drill program at its Aguas Blancas iodine/sulphate/nitrate mine in northern Chile, the total Proven and Probable reserves at Aguas Blancas has increased to a total of 24.6 million tonnes, an increase of approximately 4 million tonnes, or twenty percent, from the previous estimate made in June, 2005 (see news release dated June 16, 2005). Since that time, approximately 2.1 million tonnes of ore has been extracted and processed and with the successful step-out exploration drilling, there has been essentially no net change to the overall resource base.

The new Reserve and Resource estimates are as follows:

Category	Tonnes (millions)	Iodine (I_2 in ppm)	Sulphate (SO_4 in %)	Nitrate (NO_3 in %)
Reserves				
Proven	3.566	589	27.8	1.98
Probable	21.078	511	17.1	3.29
Total	24.644	522	18.6	3.10
Resources				
Measured	3.898	613	28.2	1.92
Indicated	23.635	532	17.4	3.40
Total	27.533	543	18.9	3.19
Inferred	51.636	451	9.0	1.94

The Measured and Indicated resources are inclusive of the reported Proven and Probable reserves, which represent those parts considered as being economically viable, according to CIM Definitions and Guidelines as required by National Instrument 43-101.

Adam Wheeler and Bob Dowdell, independent consultants and Qualified Persons pursuant to NI 43-101, were commissioned to prepare a reserve and resource estimate in accordance with NI 43-101 based on results of recent drilling, analytical results and density measurements.

The resource estimate, dated January, 2007, was based on an iodine cut-off grade of 200 ppm. The volumetric estimates were made from 3 dimensional block models utilizing commercial mine modeling software. The measured and indicated resources contain blocks estimated for iodine, sulphate, and nitrate in two domains of the Aguas Blancas area: 1) the Virgin Area, where no previous mining activity has taken place and 2) the Repasos Area, where previous selected mining of shallow nitrate has taken place. The blocks were classified as Measured (50 meter drill grid), Indicated (100 meter drill grid) and Inferred (200 meter drill grid) based on the relative confidence from supporting data for each block. The Reserve estimation parameters were governed by estimated recoverable Iodine and economic estimates which are available in the Technical Report on the Sedar website for Canadian public companies (www.sedar.com).

Sampling, quality assurance and control procedures (QA/QC) were examined and found to conform to industry standards with selected samples taken for verification by outside, independent laboratories. The Technical Report recommends continued in-fill drilling to convert known Resources to the Reserve category and also recommends continued outside exploration drilling for expansion of the overall resource base. The report also recommends on-going density measurements as standard operating procedure.

Atacama Minerals Corp. is an industrial minerals company producing Iodine from its 100% owned Aguas Blancas Mine in the Atacama Desert of northern Chile. The Aguas Blancas Mine has been in production since 2001 and is currently producing at an average rate of 80 tonnes of high purity iodine per month. Expansion plans are currently underway to increase iodine production to a rate of 120 tonnes per month through the conversion from heap leaching to mechanical agitated leach by the fourth quarter of this year.

On Behalf of the Board,

Edward F. Posey
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

END